Exhibit 3.1

ROSS MILLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4520
(775) 684-5708
Website: www.nvsos.gov

150301

Filed in the office of	Document Number 20100520321-36
Ross Miller Secretary of State State of Nevada	Filing Date and Time 07/14/2010 3:15 PM
	Entity Number E0313572008-7

Amendment to Certificate of Designation After Issuance of Class or Series

(PURSUANT TO NRS 78.1955)

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Amendment to Certificate of Designation For Nevada Profit Corporations (Pursuant to NRS 78.1955 - After Issuance of Class or Series)

1. Name of corporation:

VERTEX ENERGY, INC. [E0313572008-7]

2. Stockholder approval pursuant to statute has been obtained.

3. The class or series of stock being amended:

SERIES A CONVERTIBLE PREFERRED STOCK

4. By a resolution adopted by the board of directors, the certificate of designation is being amended as follows or the new class or series is:

The CERTIFICATE OF DESIGNATION OF RIGHTS, PREFERENCES AND PRIVILEGES OF THE SERIES A CONVERTIBLE PREFERRED STOCK OF VERTEX ENERGY, INC. is amended and restated as set forth on the attached.

5. Effective date of filing: (optional)

(must not be later than 90 days after the certificate is filed)

6. Signature: (required)

X

Signature of Officer

Filing Fee: $175.00

IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.

Nevada Secretary of State NRS Amend Designation - After
Revised: 3-6-09

AMENDED AND RESTATED
CERTIFICATE OF DESIGNATION OF
RIGHTS, PREFERENCES AND PRIVILEGES
OF THE
SERIES A CONVERTIBLE PREFERRED STOCK
OF
VERTEX ENERGY, INC.
a Nevada Corporation

Pursuant to Section 78.1955 of the Nevada General Corporation Law, Vertex Energy, Inc., a corporation organized and existing under the Nevada General Corporation Law (the “Company”),

DOES HEREBY CERTIFY that pursuant to Section 78.1955 of the Nevada Revised Statutes, (a) a majority of the Company’s outstanding voting shares; and (b) a majority of the shares of Series A Convertible Preferred Stock voting as a class; on July 14, 2010, duly voted to amend and restate the previously authorized series of Series A Convertible Preferred Stock (as amended and restated), as follows:

RESOLVED, that a series of the preferred stock, par value $.001 per share, of the Company be, and it hereby is, established; and

FURTHER RESOLVED, that the Series A Convertible Preferred Stock shall have the powers and preferences, and the relative, participating, optional and other rights, and the qualifications, limitations, and restrictions thereon set forth below:

1.           DESIGNATION AND AMOUNT. There shall be created from the 50,000,000 shares of Preferred Stock, par value $0.001 per share, of the Corporation authorized to be issued pursuant to the Articles of Incorporation, a series of Preferred Stock, designated as the “Series A Convertible Preferred Stock” (the “Series A Preferred Stock”), and the number of shares of such series shall be 5,000,000.  Such number of shares may be decreased by resolution of the Board of Directors; provided, however, that no such decrease shall reduce the number of authorized shares of the Series A Preferred Stock to a number less than the number of shares of the Series A Preferred Stock then issued and outstanding, plus the number of shares reserved for issuance upon the declaration and payment of dividends thereon, if any, plus the number of shares reserved for issuance upon the exercise of outstanding options, rights or warrants, if any, to purchase shares of Series A Preferred Stock, or upon the conversion of any outstanding securities issued by the Corporation that are convertible into shares of Series A Preferred Stock.

2.           DEFINITIONS. As used herein, in addition to those terms otherwise defined herein, the following terms shall have the following meanings:

2.1            “Acquisition” shall mean any consolidation or merger of the Corporation with or into any other corporation or other entity or person, or any other binding share exchange or corporate reorganization, in which the shareholders of the Corporation immediately prior to such consolidation, merger, binding share exchange or reorganization, own less than fifty percent (50%) of the Corporation’s voting power immediately after such consolidation, merger, binding share exchange or reorganization, or any transaction or series of related transactions in which in excess of fifty percent (50%) of the Corporation’s voting power is transferred.

2.2            “Board of Directors” shall mean the Board of Directors of the Corporation or, with respect to any action to be taken by the Board of Directors, any committee of the Board of Directors duly authorized to take such action.

2.3            “Common Stock” shall mean the common stock of the Corporation, par value $.001 per share, or any other class of stock resulting from successive changes or reclassifications of such common stock consisting solely of changes in par value, or as a result of a subdivision, combination, or merger, consolidation or similar transaction in which the Corporation is a constituent corporation.

2.4            “Filing Date” shall mean the date that this Certificate is filed with the Secretary of State of the State of Nevada.

2.5            “Holder” shall mean a holder of record of an outstanding share or shares of Series A Preferred Stock.

2.6            “Issue Date” shall mean the original date of issuance of shares of the Series A Preferred Stock.

2.7            “Junior Stock” shall mean the Common Stock and each other class of capital stock or series of Preferred Stock of the Corporation established after the Issue Date, the terms of which do not expressly provide that such class or series ranks senior to or on parity with the Series A Preferred Stock upon the liquidation, winding-up or dissolution of the Corporation.

2.8            “Liquidation Preference” shall mean, with respect to each share of the Series A Preferred Stock, $1.49, subject to equitable adjustment from time to time pursuant to Section 7.4.

2.9            “Market Price” of the Common Stock on any day shall be deemed to be the closing price of the Common Stock on such day as officially reported by the principal securities exchange in which the shares of Common Stock are listed or admitted to trading or by the Nasdaq Stock Market, or if the Common Stock is not listed or admitted to trading on any securities exchange, including the Nasdaq Stock Market, the last sale price, or if there is no last sale price, the closing bid price, as furnished by the National Association of Securities Dealers, Inc. (such as through the OTC Bulletin Board) or a similar organization if Nasdaq is no longer reporting such information. If the Market Price cannot be determined pursuant to the sentence above, the Market Price shall be determined in good faith (using customary valuation methods) by the Board of Directors based on the information best available to it.

2.10            “Person” shall mean any individual, corporation, general partnership, limited partnership, limited liability partnership, joint venture, association, joint-stock corporation, trust, limited liability company, unincorporated organization or government or any agency or political subdivision thereof.

3.           LIQUIDATION RIGHTS.

3.1            In the event of any liquidation, winding-up or dissolution of the Corporation, whether voluntary or involuntary, each Holder shall be entitled to receive and to be paid out of the assets of the Corporation available for distribution to its shareholders an amount equal to the Liquidation Preference for each outstanding share of the Series A Preferred Stock held by such Holder to the date fixed for distribution, in preference to the holders of, and before any payment or distribution is made on (or any setting apart for any payment or distribution), any Junior Stock.  In the event the funds or assets legally available for distribution to the Holders are insufficient to pay in full the Liquidation Preference as described above, then all funds or assets available for distribution to the holders of capital stock shall be paid to the Holders pro rata based on the full Liquidation Preference to which they are entitled.  After payment has been made to the Holders of the full Liquidation Preference to which such Holders shall be entitled, the remaining net assets of the Corporation available for distribution, if any, shall be distributed pro rata among the holders of Junior Stock.

3.2            In addition to any voluntary or involuntary dissolution, liquidation or winding-up of the Corporation, the following events shall be considered a liquidation, winding-up or dissolution for the purpose of this Section 3:

(i)          the sale, conveyance, exchange or transfer (for cash, shares of stock, other securities or other consideration) of all or substantially all the assets or business of the Corporation; or

(ii)          any consolidation or merger of the Corporation with or into any other corporation or other entity or person, or any other corporate reorganization, in which the shareholders of the Corporation immediately prior to such consolidation, merger or reorganization, own fifty percent (50%) or less of the Corporation’s voting power immediately after such consolidation, merger or reorganization.

4.           VOTING RIGHTS.

4.1            Except as otherwise provided herein or as required by Nevada law, the Series A Preferred Stock shall be voted equally with the shares of the Common Stock of the Corporation, and not as a separate class, at any annual or special meeting of shareholders of the Corporation, and may act by written consent in the same manner as the Common Stock, in either case upon the following basis:  each holder of shares of Series A Preferred Stock shall be entitled to that number of votes as equals the number of shares of Common Stock into which such holder’s aggregate shares of Series A Preferred Stock are convertible (pursuant to Section 6 hereof) immediately after the close of business on the record date fixed for such meeting or the effective date of such written consent.

4.2            The Board of Directors shall consist of six (6) seats. So long as at least fifty percent (50%) of the shares of Series A Preferred Stock issued on the Issue Date remain outstanding (as adjusted for any stock dividends, if any, combinations, splits, recapitalizations, and the like with respect to such shares), then the Holders of the Series A Preferred Stock, voting as a separate class, shall be entitled to elect one (1) of the six (6) directors of the Corporation (the “Series A Director”).  The Holders of the Series A Preferred Stock shall have the right to elect or re-elect this one director at each meeting, or pursuant to each written consent, of the Corporation’s shareholders for the election of directors.

4.3            Any director who shall have been elected by the holders of Series A Preferred Stock pursuant to Section 4.2 hereof, may be removed during such director’s term of office, either with or without cause, by and only by, an affirmative vote of the Holders of at least 66-2/3% of the then outstanding shares of Series A Preferred Stock, given either at a special meeting of such shareholders duly called for that purpose or pursuant to a written consent of such shareholders, and any vacancy thereby created may be filled by such Holders of Series A Preferred Stock represented at the meeting or pursuant to the written consent of such shareholders.  Upon any other vacancy (i.e., other than a vacancy caused by removal) in the office of a director elected by Holders of Series A Preferred Stock pursuant to Section 4.2 hereof, the Holders of at least 66-2/3% of the then outstanding shares of Series A Preferred Stock may, by affirmative vote, elect a successor to hold office for the unexpired term of the director whose place shall be vacant.

4.4            In the event any Series A Director elected by the holders of Series A Preferred Stock pursuant to Section 4.2 hereof is removed, resigns, fails to stand for re-election or otherwise ceases to serve as a Director of the Company (each a “Notification Event”), the Company shall provide each Holder notice of such Notification Event within ten (10) business days of the occurrence of such Notification Event (the “Series A Notice”).  Each holder shall have a period of thirty (30) days from the date of the Company’s mailing of such Series A Notice (the “Series A Notice Period”) to provide the Company written notice of such Holder’s nominee to fill the vacancy of the former Series A Director (each a “Series A Nominee”).  After the expiration of the Series A Notice Period, the Secretary of the Company shall total the Series A Nominee votes cast by the Holders, and the three (3) Series A Nominee’s receiving the highest total percentage vote for nomination of the outstanding Series A Preferred Stock, shall appear on any ballot delivered by the Company for the vote of the Series A Preferred Stock Holders of such replacement Series A Director (a “Replacement Director Vote”).  The Replacement Director Vote shall be held as soon as practicable after the end of the Series A Notice Period.

5.           DIVIDENDS. Holders of outstanding shares of Series A Preferred Stock shall be entitled to receive dividends, when, as, and if declared by the Board of Directors.  No dividends or other distributions shall be made with respect to any shares of Junior Stock during any fiscal year of the Corporation until dividends in the same amount per share on the Series A Preferred Stock shall have been declared and paid or set apart during that fiscal year.

6.           CONVERSION.

6.1            Each Holder shall have the right, at such Holder’s option, exercisable at any time commencing on the one-year anniversary of the Issue Date and from time to time thereafter, to convert, subject to the terms and provisions of this Section 6, any or all of such Holder’s shares of Series A Preferred Stock into shares of Common Stock at a conversion rate equal to one share of Common Stock for each one share of Series A Preferred Stock being converted, provided, that (i) a holder of Series A Preferred Stock may, at any time following the one-year anniversary of the Issue Date and subject to the limitations set forth in subsection (ii) below, convert only up to that number of shares of Series A Preferred Stock, if any, so that, upon conversion, the aggregate beneficial ownership of the Corporation’s Common Stock (calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended) of such Holder and all persons affiliated with such Holder is not more than 4.99% of the Corporation’s Common Stock then outstanding and (ii) prior to the three-year anniversary of the Issue Date, a Holder of Series A Preferred Stock may not, in any given three-month period, convert more than that number of shares of Series A Preferred Stock as equals 5% of the total number of shares of Series A Preferred then beneficially owned by such Holder.  To exercise such right, a Holder must deliver to the Corporation at its principal offices during usual business hours of the Corporation:  (i) a written notice that such Holder elects to convert the number of shares of the Series A Preferred Stock specified in such notice and (ii) the certificate(s) evidencing the shares of Series A Preferred Stock to be converted, properly endorsed or assigned for transfer.  Thereupon, the Corporation shall promptly issue and deliver to such Holder a certificate or certificates for the number of shares of Common Stock to which such holder is entitled.  The conversion shall be deemed to occur at the close of business on the day the notice of conversion and certificate(s) are received by the Corporation.

6.2            Each share of Series A Preferred Stock shall be converted into shares of Common Stock automatically and without further action by the Corporation or any Holder, upon the first to occur of any of the following: (i) the affirmative vote or written consent of the Holders of a majority of the then-outstanding Series A Preferred Stock; (ii) the closing Market Price of the Common Stock averages at least $15.00 per share over a period of 20 consecutive trading days and the daily trading volume over the same 20-day period averages at least 7,500 shares; (iii) the closing of the sale of the Corporation’s Common Stock in a public offering underwritten by an investment bank reasonably acceptable to the holders of a majority of the then-outstanding shares of Series A Preferred Stock, registered under the Securities Act of 1933, as amended (the “Securities Act”), with a per share price to the public of at least $10.00 per share and for a total gross offering amount of at least $10.0 million, other than a registration relating solely to a transaction under Rule 145 under the Securities Act (or any successor thereto) or to an employee benefit plan of the Corporation; or (iv) the closing of an Acquisition resulting in proceeds to the holders of the Series A Preferred Stock of at least $10.00 per outstanding share of Series A Preferred Stock.  The Corporation shall give notice to the Holders of the automatic conversion of the Series A Preferred Stock pursuant to this Section 6.4, whereupon each Holder shall be obligated to surrender to the Corporation the certificate(s) evidencing its shares of Series A Preferred Stock, properly endorsed or assigned for transfer.

6.3            On the date of any conversion, all rights of any Holder with respect to the shares of the Series A Preferred Stock so converted, including the rights, if any, to receive distributions of the Corporation’s assets (including, but not limited to, the Liquidation Preference) or notices from the Corporation, will terminate, except only for the rights of any such Holder to receive certificates (if applicable) for the number of whole shares of Common Stock into which such shares of the Series A Preferred Stock have been converted and cash in lieu of any fractional share as provided in Section 6.6.

6.4            If the Corporation shall at any time or from time to time after the Filing Date effect a subdivision of the outstanding Common Stock without a corresponding subdivision of the Series A Preferred Stock, or combine the outstanding shares of Common Stock into a smaller number of shares without a corresponding combination of the Series A Preferred Stock, the conversion ratio shall be proportionately adjusted.  Any adjustment under this Section 6.4 shall become effective at the close of business on the date the subdivision or combination becomes effective.

6.5            The Corporation shall reserve out of the authorized but unissued shares of its Common Stock, sufficient shares of its Common Stock to provide for the conversion of shares of Series A Preferred Stock, from time to time as such shares of Series A Preferred Stock are presented for conversion. The Corporation shall take all action necessary so that all shares of Common Stock that may be issued upon conversion of shares of Series A Preferred Stock will upon issue be validly issued, fully paid and nonassessable, and free from all liens and charges in respect of the issuance or delivery thereof.

6.6            No fractional shares or securities representing fractional shares of Common Stock shall be issued upon any conversion of any shares of the Series A Preferred Stock. If more than one share of the Series A Preferred Stock held by the same Holder shall be subject to conversion at one time, the number of full shares of Common Stock issuable upon conversion thereof shall be computed on the basis of the conversion of all of such shares of the Series A Preferred Stock. If the conversion of any share or shares of the Series A Preferred Stock results in a fraction, an amount equal to such fraction multiplied by the Market Price of the Common Stock on the conversion date shall be paid to such Holder in cash by the Corporation..

7.           MISCELLANEOUS

7.1            If any Series A Preferred Stock certificate shall be mutilated, lost, stolen or destroyed, the Corporation shall, subject to the Bylaws of the Corporation, upon the request and at the expense of the Holder, issue, in exchange and in substitution for and upon cancellation of the mutilated Series A Preferred Stock certificate, or in lieu of and substitution for the Series A Preferred Stock certificate lost, stolen or destroyed, a new Series A Preferred Stock certificate of like tenor and representing an equivalent amount of shares of the Series A Preferred Stock, but only upon receipt of evidence of such loss, theft or destruction of such Series A Preferred Stock certificate and indemnity, if requested, satisfactory to the Corporation. The Corporation shall not be required to issue any physical certificates representing shares of the Series A Preferred Stock on or after any conversion date with respect to such shares of the Series A Preferred Stock. In place of the delivery of a replacement certificate following any such conversion date, upon delivery of the evidence and indemnity described above, the Corporation will deliver the shares of Common Stock.

7.2            With respect to any notice to a Holder required to be provided hereunder, such notice shall be mailed to the registered address of such Holder, and neither failure to mail such notice, nor any defect therein or in the mailing thereof, to any particular Holder shall affect the sufficiency of the notice or the validity of the proceedings referred to in such notice with respect to the other Holders or affect the legality or validity of any redemption, conversion, distribution, rights, warrant, reclassification, consolidation, merger, conveyance, transfer, dissolution, liquidation, winding-up or other action, or the vote upon any action with respect to which the Holders are entitled to vote. All notice periods referred to herein shall commence on the date of the mailing of the applicable notice. Any notice which was mailed in the manner herein provided shall be conclusively presumed to have been duly given whether or not the Holder receives the notice.

7.3            Subject to Section 6.6 hereof, the shares of the Series A Preferred Stock shall be issuable, convertible and redeemable only in whole shares and cash shall be paid in lieu of fractional shares.

7.4            The Liquidation Preference and the dollar amounts and share numbers set forth herein shall be subject to adjustment, as appropriate, whenever there shall occur a stock split, stock dividend, combination, reclassification or other similar event involving shares of the Series A Preferred Stock. Such adjustments shall be made in such manner and at such time as the Board of Directors in good faith determines to be equitable in the circumstances, any such determination to be evidenced in a resolution duly adopted by the Board of Directors.  Upon any such equitable adjustment, the Corporation shall promptly deliver to each Holder a notice describing in reasonable detail the event requiring the adjustment and the method of calculation thereof and specifying the increased or decreased Liquidation Preference following such adjustment.

7.5            Shares of the Series A Preferred Stock converted into Common Stock shall be retired and canceled and shall have the status of authorized but unissued shares of Preferred Stock of the Corporation undesignated as to series and may with any and all other authorized but unissued shares of Preferred Stock of the Corporation be designated or redesignated and issued or reissued, as the case may be, as part of any series of Preferred Stock of the Corporation.

7.6            In case, at any time while any of the shares of the Series A Preferred Stock are outstanding:

7.6.1              The Corporation shall declare a dividend (or any other distribution) on any Junior Stock; or

7.6.2              The Corporation shall authorize the issuance to all holders of its shares of any Junior Stock of rights or warrants to subscribe for or purchase shares of Common Stock or of any other subscription rights or warrants; or

7.6.3              There is any reclassification of the Common Stock, any consolidation, merger or binding share exchange to which the Corporation is a party or the sale or transfer of all or substantially all of the assets of the Corporation; or

7.6.4              There is the voluntary or involuntary dissolution, liquidation or winding up of the Corporation; then the Corporation shall cause to be mailed to Holders at least 30 days before the date hereinafter specified, a notice stating (i) the date on which a record is to be taken for the purpose of such dividend, distribution, rights or warrants, or, if a record is not to be taken, the date as of which the holders of shares of Common Stock of record to be entitled to such dividend, distribution, rights or warrants are to be determined, and/or (ii) the date on which any such reclassification, consolidation, merger, sale, transfer, dissolution, liquidation or winding up is expected to become effective, and the date as of which it is expected that holders of shares of Common Stock of record shall be entitled to exchange their shares for the applicable consideration, deliverable upon such reclassification, consolidation, merger, sale, transfer, dissolution, liquidation or winding up.

7.7            The headings of the various sections and subsections of this Certificate of Designation are for convenience of reference only and shall not affect the interpretation of any of the provisions of this Certificate of Designation.

7.8            Whenever possible, each provision of this Certificate of Designation shall be interpreted in a manner as to be effective and valid under applicable law and public policy.  If any provision set forth herein is held to be invalid, unlawful or incapable of being enforced by reason of any rule of law or public policy, such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating or otherwise adversely affecting the remaining provisions of this Certificate of Designation. No provision herein set forth shall be deemed dependent upon any other provision unless so expressed herein. If a court of competent jurisdiction should determine that a provision of this Certificate of Designation would be valid or enforceable if a period of time were extended or shortened, then such court may make such change as shall be necessary to render the provision in question effective and valid under applicable law.

7.9            The Corporation will provide to the holders of the Series A Preferred Stock all communications sent by the Corporation to the holders of the Common Stock.

7.10            Except as may otherwise be required by law, the shares of the Series A Preferred Stock shall not have any powers, designations, preferences or other special rights, other than those specifically set forth in this Certificate of Designation.

IN WITNESS WHEREOF, the Company has caused this statement to be duly executed by its Secretary this 14th day of July 2010.

VERTEX ENERGY, INC.

/s/ Chris Carlson
Chris Carlson
Secretary